Studsvik®

Datum – Date
April 19, 2005
Ert datum – Your date

Vår referens – Our reference
Er referens – Your reference



Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate
Finance
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

Re: Studsvik AB (publ) - Information Furnished Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We hereby furnish this letter and accompanying information to the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934. Our file number with the Commission is 82-5172.

If you have any questions please contact the undersigned at +46 155 22 10 61 or fax: +46 155 22 10 60.

Yours sincerely,

Inger Wahlström
Information

Enclosures:
Press Release April 15, 2005: Negotiations regarding Redundant Personnel at Studsvik Completed
Press Release April 19, 2005: Major Order Goes to Studsvik's Associated Company, Thor Treatment Technologies

Studsvik®

PRESS RELEASE

Datum – Date

April 19, 2005

Major Order Goes to Studsvik's Associated Company, Thor Treatment Technologies

Thor Treatment Technologies (TTT), in which Studsvik has a 50 per cent stake, has been awarded a contract for the construction of a waste treatment facility at Idaho National Laboratory in Idaho, USA. The facility is based on the Studsvik-owned and patented THOR℠ method. The contract is worth USD 121 million.

"It is very encouraging for us to see that, after targeting the US federal market for legacy waste for a long time, TTT has received its first major order. This is a commercial and technical breakthrough for TTT and for the THOR℠ method. The market for federal waste is very large and will exist for a long time to come. This order opens the door for further business opportunities for our jointly-owned company, TTT," says Chief Executive Officer, Hans-Bertil Håkansson.

Facts about Thor Treatment Technologies, TTT

TTT is a joint venture between Studsvik and Washington Group International. The purpose of the company is to treat nuclear and hazardous waste by thermal methods in facilities under the control of the Department of Energy, USA. Studsvik owns a 50-per cent stake in TTT.

Facts about the THOR℠ Method

The method was developed and patented by Studsvik and has been applied since the middle of 1999 at Studsvik's facility in Erwin, Tennessee, USA. Waste from the nuclear industry is treated at the facility. The THOR℠ method, which is based on pyrolysis, is specially adapted for the treatment and chemical stabilization of a wide spectrum of waste types.

For further information contact Hans-Bertil Håkansson, Chief Executive Officer, phone +46 155 22 10 26.

Facts about Studsvik

Studsvik is a leading service supplier to the international nuclear industry. The company has almost a half century's experience of nuclear technology and radiological services. Studsvik addresses a market in strong growth with specialized services in four Strategic Business Areas: Operating Efficiency and Safety, Service and Maintenance, Waste Treatment and Decommissioning. Studsvik has 1,300 employees in 7 countries and the company's shares are listed on the Stockholm Stock Exchange's O list.

Datum – Date

April 15, 2005

Negotiations regarding Redundant Personnel at Studsvik Completed

The negotiations regarding the personnel to be made redundant when operations are terminated at Studsvik's two reactors have now been completed. The outcome of these negotiations is a reduction in the personnel force by 74 people.

"Together with the trade unions we managed to negotiate this difficult issue in a relatively short time. Our initial redundancy notice concerned a total of 99 people. During the negotiation process with the trade unions, 16 people terminated their employment due to offers of employment elsewhere or other reasons. To sum up, what this means is that the personnel force will be reduced by a total of 90 people," says Eva Halldén, President of Studsvik Nuclear AB.

For further information, contact Eva Halldén, tel: +46 155 22 10 38.

Facts about Studsvik

Studsvik is a leading service supplier to the international nuclear industry. The company has almost a half century's experience of nuclear technology and radiological services. Studsvik addresses a market in strong growth with specialized services in four Strategic Business Areas: Operating Efficiency and Safety, Service and Maintenance, Waste Treatment and Decommissioning. Studsvik has 1,300 employees in 7 countries and the company's shares are listed on the Stockholm Stock Exchange's O list.